

NewAlliance Bancshares

Presentation



Sidoti & Company

Second Annual Emerging Growth Institutional Investor Forum

June 2005

Disclaimer & Forward-Looking Statements

This presentation contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in market interest rates, loan prepayment rates, general economic conditions, legislation and regulation; changes in the monetary and fiscal policies of the U.S. Government including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios; changes in deposit flows, competition, and demand for financial services, and loan, deposit and investment products in the Company's local markets; changes in accounting principles and guidelines; the ability of the Company to successfully complete and integrate acquisitions; the impact of equity awards yet to be determined and announced; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company's operations, pricing and services.



NewAlliance Bancshares

Strategic Priorities

- Maintain Sound Financial Performance
- Manage Our Capital
- Grow Profitably
- Manage Risk
- Sustain Investor Interest



NewAlliance Bancshares

Financial Performance

First Quarter 2005 – Record Earnings

Key Indicator	Actual	Trend (From 2004 Q4)	
Net Income	$13.7 Million	↑	18%
EPS	13 cents	↑	18%
ROAA	0.86%	↑	14%
Efficiency Ratio	62%	↓	6%
Net Interest Margin	3.0% +		stable
NPL's to Total Loans	0.33%		stable

NewAlliance Bancshares

Net Income by Quarter



Quarterly EPS



Quarterly ROAA



Quarterly Efficiency Ratio



Quarterly Net Interest Margin



Quarter-End Ratio of Nonperforming Loans to Total Loans



NewAlliance Bancshares

Expectations for 2005

- **Comfortable with 53 cent 2005 Consensus Estimate Up 15% from 2004 Run Rate of 46 cents***

Key Indicator	2005 Estimates
Deposits	↑ 5 – 8% from 12/31/04
Commercial and Consumer Lending	↑ 10 – 15% from 12/31/04
Fee Income	↑ 15 – 20% from 2004
Net Interest Margin	~ 3.0% +
Asset Quality	strong

* Exclusive of Merger and Foundation costs

NewAlliance Bancshares



NewAlliance Bancshares

Stock Price Performance

NewAlliance Price Performance – Since IPO, as of March 31, 2005



Best performing conversion stock in 2004 of all conversions larger than $25 million in gross proceeds.

Median Price change since IPO for all 2004 conversions is approximately 17%, as of March 31, 2005.

NewAlliance Bancshares

NewAlliance Price Performance – 1 Month Following IPO, as of March 31, 2005



Has performed in-line with the broader stock market since post IPO period



NewAlliance Bancshares

Deploying Our Capital

Managing Our Capital – What We Said in 2004

Deploy capital in a disciplined, opportunistic way through:

- **Dividends**

- **Share Repurchases**

- **Acquisitions**

Managing Our Capital … Dividends

Fourth Consecutive Quarterly Dividend Announced

- 5 cents per share paid in May
- Approximately 40% of earnings being returned to shareholders in quarterly dividends
- 18 cents per share in past 4 quarters

NewAlliance Bancshares

18

Managing Our Capital … Share Repurchases

- **10% Buyback Announced**

- **10.7 Million Shares can be purchased in the open market starting in 3rd Quarter, pending regulatory approval**

- **Additional Buybacks to be evaluated**

Managing Our Capital … Two Strategically and Financially Sound Acquisitions Announced

- **Trust Company of Connecticut; announced March 9, 2005**
  - **$700 million in assets under management**
  - **Strong Statewide presence**

- **Cornerstone Bancorp; announced April 13, 2005**
  - **More than $200 million in assets**
  - **Entry into the Fairfield County Market**

NewAlliance Bancshares

Expanded Market Area


Agawam
MASSACHUSETTS
Enfield
Simsbury
Vernon
Windsor
Torrington
South Windsor
Manchester
Hartford
East Hartford
West Hartford
Wethersfield
New Britain
CONNECTICUT
Watertown
Southington
NEW YORK
Waterbury
Middletown
Norwich
Cheshire
Meriden
Naugatuck
Wallingford
Danbury
Hamden
North Haven
New London
Shelton
New Haven
Trumbull
West Haven
East Haven
Milford
Bridgeport
Stratford
Long Island Sound
Block Island Sound
Norwalk
Fairfield
Gardiners Bay
Greenwich
Stamford
Napeague Bay
Port Chester
Harrison
New Rochelle
East Northport
Atlantic Ocean
RHODE ISLAND
© 2001 Microsoft Corp. All rights reserved.

NewAlliance Cornerstone

NewAlliance Bancshares



NewAlliance Bancshares

Growth Initiatives

Growth Initiatives

- **Financially Sound Acquisitions**

- **DeNovo Branching**

- **Expanded Customer Relationships in Current Footprint**



NewAlliance Bancshares

Risk Management

Risk Management

- **Preserve margin**

- **Maintain Credit Quality**

- **Integrate acquisitions**

NewAlliance Bancshares

Maintain Strong Asset Quality

	12/31/04	3/31/05
NPAs to Total Assets	0.16%	0.16%
NPLs to Total Loans	0.33%	0.33%
Allowance for Loan Losses	1.15%	1.17%

NewAlliance Bancshares



NewAlliance Bancshares

Sustaining Investor Interest

Research Coverage

- **Sidoti & Company**

- **Ryan Beck**

- **Keefe Bruyette & Woods**

- **Friedman, Billings Ramsey**

- **Sandler O'Neill**

- **Moors & Cabot**

- **RBC Capital Markets**

- **C.L. King**

- **FIG Partners**

NewAlliance Bancshares

Institutional Ownership

- **Doubled to nearly 50% in the last 12 months**

- **A dozen institutions each own in excess of 1 million shares**

NewAlliance Bancshares

Market Feedback*

Company's Greatest Strengths

- **Experienced Management Team**
- **Attractive Geographic Footprint**
- **Strong Capital Position**
- **Solid Earnings Potential**

*Data compiled by Rivel Research, January 2005

NewAlliance Bancshares



NewAlliance Bancshares

Strategic Priorities

- Maintain Sound Financial Performance

- Manage Our Capital

- Grow Profitably

- Manage Risk

- Sustain Investor Interest



NewAlliance Bank

Capital ideas. Human values.